UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   11   )

ALBANY INTERNATIONAL CORP.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

012 348 108

(CUSIP Number)

J. Spencer Standish, c/o Albany International Corp., 216 Airport Drive, Rochester, NH 03867 (603) 330-5850

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 9, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J. Spencer Standish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,232,644
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,232,644
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,232,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.10%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.S. Standish Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,232,644
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,232,644
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,232,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.10%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Standish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 674
	8	SHARED VOTING POWER 3,232,644
	9	SOLE DISPOSITIVE POWER 674
	10	SHARED DISPOSITIVE POWER 3,232,644
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,233,318
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.10%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christine L. Standish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,010
	8	SHARED VOTING POWER 3,232,644
	9	SOLE DISPOSITIVE POWER 7,010
	10	SHARED DISPOSITIVE POWER 3,232,644
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,239,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.12%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13D	Forms	7060

CUSIP No. 012 348 108	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Standish Family Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,363,527
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,363,527
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,363,527
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.59%
14	TYPE OF REPORTING PERSON (See Instructions) CO

ITEM 1. Security and Issuer.

The title of the class of securities to which this statement relates is the Class A Common Stock, $.001 par value per share (“Class A Common Stock”), of Albany International Corp., a Delaware corporation (“the Company”). The address of the principal executive office is 216 Airport Drive, Rochester, NH 03867.

This Amendment No. 11 is being filed to primarily to reflect the following changes:

a.       Effective on or about June 9, 2015, a total of 2,363,427 share of Class B Common Stock (as described below) previously reported on this form were transferred by the holders thereof to Standish Family Holdings, LLC, a limited liability company (“SFH LLC”) managed by the J. S. Standish Company, and whose members consist solely of the transferors, each holding interests in SFH LLC that are proportionate to the Class B Shares contributed. SFH LLC had earlier received 100 shares of Class B Common Stock from the JSS 2015 Holding Trust, a trust established by J. Spencer Standish for the benefit of John and Christine Standish, in a transfer pursuant to the terms of the trust as in effect when acquired. JSS 2015 Holding Trust had earlier received such shares from the Florence Standish Trust.

Page 7 of 13 pages

ITEM 2. Identity and Background.

(a), (b) This statement is being filed by J. Spencer Standish, the J.S. Standish Company, Christine L. Standish, John C. Standish and Standish Family Holdings LLC. The address of J. Spencer Standish is c/o Albany International Corp., 216 Airport Drive, Rochester, NH 03867. The address of the J.S. Standish Company is 120 W. Tupper Street, Buffalo, New York 14201. The address of Christine L. Standish is c/o Albany International Corp., 216 Airport Drive, Rochester, NH 03867. The address of John C. Standish is c/o Albany International Corp., 216 Airport Drive, Rochester, NH 03867. The address of Standish Family Holdings LLC is 120 W. Tupper Street, Buffalo, New York 14201.

(c) J. Spencer Standish is retired. Until 1998, he served as Chairman of the Board of the Company. He continues to serve as Chairman Emeritus. The principal business of each of J.S. Standish Company and Standish Family Holdings LLC is investments. John C. Standish’s principal occupation is President of J.S. Standish Co. He also serves as a Director of the Company. Christine L. Standish’s present principal occupation is Chairman of J.S. Standish Co. She is also a Director of the Company.

(d), (e) During the last five years none of (i) J. Spencer Standish, (ii) J. S. Standish Company, (iii) John C. Standish, (iv) Christine L. Standish, or (v) Standish Family Holdings LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of J. Spencer Standish, John C. Standish, and Christine L. Standish is a citizen of the United States of America.

Page 8 of 13 pages

ITEM 3. Source and Amount of Funds or Other Consideration.

All of the 3,232,644 shares of Class A Common Stock beneficially owned by J. Spencer Standish are issuable upon conversion of an equal number of shares of Class B Common Stock of the Company (“Class B Common Stock”). 2,363,527 such shares are held by SFH LLC as described below, and the remainder are held by J.S. Standish Company, also as described below.

All of the 3,232,644 shares of Class A Common Stock beneficially owned by J.S. Standish Company are issuable upon conversion of an equal number of shares of Class B Common Stock. 2,363,527 such shares are held by SFH LLC as described below, and the remainder are held directly by J.S. Standish Company. Of the shares of Class B Common Stock held directly by J.S. Standish Company (a) 868,013 shares had been beneficially owned since issuance in 1987 in exchange for shares of the predecessor of the Company. (J.S. Standish Company beneficially held such shares of the predecessor for several years prior to such exchange) or received as dividends on such shares, (b) 104 shares were acquired by purchase from a former employee of the Company in 2009, and (c) 1,000 shares were acquired by purchase from John C. Standish in August, 2012.

Of the 3,233,318 shares beneficially owned by John C. Standish, (i) 11 shares are owned by his wife (Mr. Standish disclaims beneficial ownership of such shares), (ii) 100 shares issuable to him upon conversion of an equal number of shares of Class B Common Stock were acquired by gift from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, (iii) 563 shares held in his account in the Company’s 401(k) retirement savings and employee stock ownership plans were acquired as the result of Company matching and profit-sharing contributions pursuant to the terms of such plans, and (iv) the remaining 3,232,644 shares are the same 3,232,644 shares reported as owned by the J.S. Standish Company, and are described above.

Of the 3,239,654 shares beneficially owned by Christine L. Standish, (i) 6,595 shares owned directly were acquired pursuant to the Company’s Directors Annual Retainer Plan or as stock dividends on such shares, (ii) 100 shares issuable to her upon conversion of an equal number of shares of Class B Common Stock were acquired by gift from J. Spencer Standish (or from trusts controlled by J. Spencer Standish), having been acquired by J. Spencer Standish or such trusts in 1987 in exchange for shares of a predecessor of the Company, (iii) 315 shares held by Ms. Standish (previously an employee of the Company) or her husband (an employee of the Company) in their respective accounts in the Company’s 401(k) retirement savings and employee stock ownership plans were acquired as the result of Company matching and profit-sharing contributions pursuant to the terms of such plans, and (iv) the remaining 3,232,644 shares are the same 3,232,644 shares reported as owned by the J.S. Standish Company, and are described above.

All of the 2,363,527 shares reported as owned by Standish Family Holdings LLC were acquired as described in clause (a) of Item 1 above. Prior to their acquisition of by Standish Family Holdings LLC, such shares had been held by Mr. Standish or members of his family, or trusts created by and/or for the benefit of Mr. Standish or members of his family, since their issuance in 1987 in exchange for shares of the predecessor of the Company, or acquired in the form of stock dividends on such shares.

Page 9 of 13 pages

ITEM 4. Purpose of Transaction.

None of the reporting persons has any current plan or intention to convert any shares of Class B Common Stock into shares of Class A Common Stock. In electing directors of the Company, the Class B Common Stock is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share. The reporting persons, as a group, currently hold voting control of the Company.

ITEM 5. Interest in Securities of the Issuer.

(a) (1) J. Spencer Standish beneficially owns 3,232,644 shares of Class A Common Stock (10.10% of the Class A Common Stock outstanding) all of which are also reported herein as beneficially owned by J. S. Standish Company, and are issuable upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish, together with John C. Standish and Christine L. Standish, has the joint power to elect and remove all of the directors, of J.S. Standish Company).

(2) The J.S. Standish Company beneficially owns 3,232,644 shares of Class A Common Stock (10.10% of the Class A Common Stock outstanding) issuable upon conversion of an equal number of shares of Class B Common Stock of the Company (“Class B Common Stock”). Of such shares, (a) 869,117 are held directly by J. S. Standish Company, and (b) the remaining 2,363,527 such shares are held by Standish Family Holdings, LLC (“SFH LLC”). The J.S. Standish Company, as manager, has sole voting and investment control over the shares of Class B Common Stock held by SFH LLC.

(3) John C. Standish beneficially owns 3,233,318 shares of Class A Common Stock (10.10% of the Class A Common Stock outstanding) of which (i) 11 shares are owned by his spouse (Mr. Standish disclaims beneficial ownership of such shares), (ii) 100 shares are issuable to him upon conversion of an equal number of shares of Class B Common Stock, (iii) 563 shares are held in his account in the Company’s 401(k) retirement savings and employee stock ownership plans, and (iv) the remaining 3,232,644 shares are issuable upon conversion of the shares of Class B Common Stock also reported herein as owned by J. S. Standish Company. John C. Standish, together with J. Spencer Standish and Christine L. Standish, has the joint power to elect and remove all of the directors, of J.S. Standish Company.

(4) Christine L. Standish beneficially owns 3,239,654 shares of Class A Common Stock (10.12% of the Class A Common Stock outstanding) of which (i) 6,595 shares are owned directly, (ii) 100 shares are issuable to her upon conversion of an equal number of shares of Class B Common Stock, (iii) 315 shares are held by Ms. Standish (previously an employee of the Company) or her husband (an employee of the Company), in their respective accounts in the Company’s 401(k) retirement savings and employee stock ownership plans and (iv) the remaining 3,232,644 shares are issuable upon conversion of the shares of Class B Common Stock also reported herein as owned by J.S. Standish Company. Christine L. Standish, together with J. Spencer Standish and John C. Standish, has the joint power to elect and remove all of the directors of J.S. Standish Company.

  (5) Standish Family Holdings, LLC (“SFH LLC”) beneficially owns 2,363,527 shares of Class A Common Stock (7.59% of the Class A Common Stock outstanding) issuable upon conversion of an equal number of shares of Class B Common Stock. The J.S. Standish Company, as manager, has sole voting and investment control over the shares of Class B Common Stock held by SFH LLC.

(b) Each of the persons named in clause (a) of this Item 5 has sole voting and dispositive power with respect to the shares of Class A Common Stock reported as beneficially owned by such person, except as described above.

(c) - (e) Not applicable.

Page 10 of 13 pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

None.

ITEM 7.	Material to be Filed as Exhibits.

1. Joint Filing Agreement.

Page 11 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 2015	June 18, 2015
Date	Date

/s/ J. Spencer Standish	/s/ Christine L. Standish
J. Spencer Standish	Christine L. Standish

June 18, 2015
Date

/s/ John C. Standish
John C. Standish

 J. S. STANDISH COMPANY

Date: June 18, 2015

By	/s/ John C. Standish
John C. Standish
President

STANDISH FAMILY HOLDINGS, LLC

Date: June 18, 2015

By	/s/ John C. Standish
John C. Standish
President – J.S. Standish Co. Manager

Page 12 of 13 pages